ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 618-1758     Fax:  (604) 687-4212

News Release

Tuesday, June 27, 2006, Vancouver, B.C.

Symbol“AKV”: TSX Venture Exchange

SEC Form 20F Registration CIK:  1194506

Symbol “AXVEF”: Pink Sheets

INVESTOR RELATIONS AGENT ENGAGED

Acrex Ventures Ltd. (“Acrex”) has signed an agreement dated June 15, 2006 to engage Jason Powell on a full-time basis to act in an investor relations corporate development role.  His engagement is on an initial 6-month period.  Mr. Powell has also been granted options to purchase up to 100,000 shares of the Company exercisable at $0.30 per share - which will vest on December 15, 2006.

Mr. Powell will perform his services on a full-time basis at the Company’s Vancouver office facilities.  The cost to the Company of Mr. Powell’s services for the initial 6 months will be $30,000 - which will be funded from Company working capital.  The term of the engagement can be extended by mutual agreement between the Company and Mr. Powell.

Mr. Powell’s experience is in management and sales.  He is the son of the Company’s President and CEO Malcolm Powell.  He does not own any shares of the Company.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations -

Tel:   604-618-1758

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

“T.J. Malcolm Powell”

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.